Exhibit 99.1

January 29, 2018

LESLIE J. STRETCH

Dear LESLIE J. STRETCH:

Reference is made to the Agreement and Plan of Merger by and among Callidus Software Inc. (the “Company”), SAP America, Inc. (“Parent”) and the other parties thereto, dated as of January 29, 2018 (the “Merger Agreement”).  Capitalized terms used but not otherwise defined herein have the meaning set forth in the Merger Agreement.

In consideration of your receipt of consideration in the Merger in respect of your Company Options, Company RSUs and Company Performance RSUs, and subject to your continued employment with the Company at the Effective Time, you hereby agree and acknowledge that:

1.              Immediately prior to the Effective Time, your Company Performance RSUs will be credited for any ongoing performance period with the number of shares set forth opposite such Company Performance RSUs on Exhibit A;

2.              The credited number of Company Performance RSUs set forth on Exhibit A will convert into Replacement PSUs pursuant to Section 2.04(d) of the Merger Agreement and will remain subject to service-based vesting (including any “double-trigger,” death or disability acceleration terms applicable to such Company Performance RSUs) through the applicable performance period end date set forth on Exhibit A; and

3.              Any portion of your Company Performance RSUs that are not credited as described in the preceding paragraph will be forfeited at the Effective Time for no consideration, and the applicable performance period will cease at the Effective Time.

You acknowledge and agree that this Letter Agreement is intended to be a material inducement for Parent to enter into the Merger Agreement and effect the transactions contemplated thereby, and Parent is relying on your execution and delivery of this Letter Agreement in determining whether to proceed to consummate the Merger.  You also acknowledge and agree that your receipt of consideration in the Merger in respect of your Company Options, Company RSUs and Company Performance RSUs represents material and sufficient consideration for this Letter Agreement.

This Letter Agreement represents the entire agreement and understanding between the Company and you as to the subject matter herein and supersedes all prior or contemporaneous agreements whether written or oral.  This Letter Agreement may be modified only by written agreement executed by the Company and you that is designated as a further amendment to this Letter Agreement.  This Letter Agreement will be null, void and have no force and effect if the Merger Agreement is terminated and the Merger does not occur.

[Signature page follows]

Please sign below to indicate your acknowledgment and acceptance of the terms of this Letter Agreement.

Very truly yours,

CALLIDUS SOFTWARE, INC.

By:	/s/ Leslie J. Stretch
Name:	Leslie J. Stretch
Title:	Chief Executive Officer

Agreed to and acknowledged

as of the 29th day of January, 2018:

/s/ Leslie J. Stretch
LESLIE J. STRETCH

EXHIBIT A

COMPANY PERFORMANCE RSUs

Name	Grant No.	Grant Date	Performance Period End Date	Plan	Target No. of Shares	Credited Payout %	No. of Shares Credited
Stretch, Leslie J.	00004981	07/15/2015	06/30/2018	2013	134,228	175%	234,899
Stretch, Leslie J.	00005561	02/16/2016	12/31/2018	2013	35,714	156%	55,713
Stretch, Leslie J.	005925	02/15/2017	12/31/2019	2013	145,984	91.67%	133,819